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                           TELE-COMMUNICATIONS, INC.
                               Terrace Tower II
                               5619 DTC Parkway
                           Englewood, Colorado 80111


                               November 17, 1997


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Tele-Communications, Inc.
            Registration Statement of Form S-3
            Number 33-58731

Ladies and Gentlemen:

              This letter replaces in its entirety our letter to you, dated November 6, 1997. Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), please withdraw the above-referenced registration statement which was originally filed with the Securities and Exchange Commission (the "Commission") on April 20, 1995 and later amended by Amendment No.1 thereto which was filed with the Commission on July 3, 1995 and Amendment No. 2 thereto which was filed with the Commission on August 8, 1995 ( as amended, the "Registration Statement"). Tele-Communications, Inc., a Delaware corporation (the "Company"), (i) did not proceed and will not proceed with an offering under the Registration Statement, (ii) did not make and does not know of any selling efforts made under the Registration Statement, and (iii) did not sell and will not sell any securities under the Registration Statement. Consequently, the Company hereby requests that the Registration Statement be withdrawn.

              The Registration Statement was originally filed with the Commission to register under the Act the resale of shares (the "Shares") of the Company's then existing Class A Common Stock by the selling stockholder named therein (the "Selling Stockholder"), which Shares were to have been acquired by the Selling Stockholder pursuant to a certain Agreement and Plan of Reorganization (the "Reorganization Agreement") by and among the Company, Tempo DBS, Inc. ("Tempo"), the Selling Stockholder and Advanced Communications Corporation ("ACC"), a corporation wholly owned by the Selling Stockholder. The Reorganization Agreement provided for (i) the transfer to Tempo of certain of ACC's authorizations from the Federal Communications Commission ("FCC") to construct and launch a direct broadcast satellite system in exchange for the Company's issuance of the Shares to ACC, and (ii) the subsequent distribution of the Shares to the




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Selling Stockholder through the liquidation of ACC. However, the Reorganization
Agreement was terminated and the Company did not issue the Shares pursuant thereto because ACC was unable to deliver the FCC authorizations as described above.

                                                Very truly yours,

                                                TELE-COMMUNICATIONS, INC.


                                                By: /s/ Stephen M. Brett
                                                   ---------------------------
                                                   Stephen M. Brett
                                                   Executive Vice President